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July 18, 2023

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

        Re: Registration Statement on Form F-4

To whom it may concern:

        Reference is made to the above-referenced registration statement (the
 Registration Statement   )
of VinFast Auto Ltd. (the    Issuer   ) under the Securities Act of 1933, as
amended (the    Securities Act   )
with respect to its proposed business combination with Black Spade Acquisition
Co (the    Transaction   ).
The Registration Statement has not yet been declared effective as of the date of this letter.

         This letter is to advise you that, effective as of the date of this letter, our firm has resigned from, or ceased or refused to act in, every capacity and relationship in which we were described in the
Registration Statement as acting or agreeing to act (including, without limitation, any capacity or relationship (i) required to be described under Paragraph (5) of Schedule A of the Securities Act or (ii) for which consent is required under Section 7 of the Securities Act) with respect to the Transaction.

        Therefore, we hereby advise you and the Issuer, pursuant to Section 11(b)(1) of the Securities
Act, that none of our firm, any person who controls it (within the meaning of either Section 15 of the
Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended) or any of its affiliates
(within the meaning of Rule 405 under the Securities Act) will be responsible for any part of the
Registration Statement. This notice is not intended to constitute an acknowledgment or admission that we have been or are an underwriter (within the meaning of Section 2(a)(11) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Transaction.

                                                        Sincerely,

                                                        CITIGROUP GLOBAL
MARKETS INC.




                                                        By:
_____________________
                                                        Name:        Rob Chan
                                                        Title:       Managing
Director


Enclosures

cc:     VinFast Auto Ltd.